CASINO AIRLINK, INC.
  Certificate of voting powers, designations, preferences, and rights of preferred stock
            By resolution of the Board of Directors.

We, William G. Forhan and Ellen Forhan of Casino Airlink, Inc., a corporation organized in existing under the Business Corporation
Law of the state of Nevada, in accordance with 78.195 of the Nevada Revised Statutes thereof, do hereby certify:

That, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation or an amendment thereto of said Corporation, said Board of Directors, by unanimous written consent pursuant to Section 78.315.2 of the Nevada Revised Statutes, on December 11, 1996 duly adopted a resolution providing for the issuance of a series of one million seven hundred thousand (1,700,000) shares of the Corporation's preferred stock, to be known as its "Series B Preferred Stock," which resolution is as follows:

WHEREAS, the corporations Articles of Incorporation authorize the issuance of 25 million (25,000,000) shares of common stock of the corporation with a par value of $0.10 (the "Common Stock") and, additionally, 10 million (10,000,000) shares of preferred stock, also with a par value of $0.10 per share (the "Preferred Stock"); and,

WHEREAS, the Board of Directors has determined that it is in the best interests of the Corporation to issue to certain investors shares of the Company's Preferred Stock, as authorized for issuance by the Company's Articles of Incorporation, with certain rights, preferences and privileges;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to Section 78.1955 of the Nevada Revised Statutes, the corporation shall, and hereby does, create a series of one million seven hundred thousand shares (1,700,000) of its Preferred Stock, to be and hereby known as the Series B Preferred Stock; and

RESOLVED FURTHER, that the rights, preferences, privileges and restrictions granted to or imposed upon the Series B Preferred
Stock shall be, and hereby are, as follows:

 RIGHTS, PREFERENCES, AND PRIVILEGES OF SERIES B PREFERRED STOCK

1.   No  voting rights.  Except as otherwise required by  law  or
Section 5 hereof, the holders of Series B preferred stock issued and outstanding shall not be entitled to vote on matters submitted to the other shareholders of the corporation and shall not have the right to vote separately as a class on such matters.

2. Dividends. The holders of the Series B preferred stock shall be entitled, when, as and if declared by the board of directors of the corporation, to noncumulative dividends in such amount as may be determined from time to time by the board of directors, such dividends to be paid out of funds legally available therefore. No dividend or distribution shall be declared or paid on any shares of common stock (other than dividends payable solely in common stock of the corporation) unless at the same time an equivalent dividend or distribution is paid or declared and set aside for payment on the Series B preferred stock (on an as-if converted to common stock basis).

3. Liquidation preference. In the event of any liquidation, dissolution, or winding up of the corporation, either voluntary or involuntary, distributions to shareholders of the corporation shall be made in the following manner:

(a) the holders of the Series B preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the corporation to the holders of the common stock, but after any such distribution to holders of the series A preferred stock, by reason of their ownership of such shares, an amount equal to $1.25 for each share of Series B preferred stock then held by them plus all declared but unpaid dividends on such shares, minus an amount equal to all dividends per share on the Series B preferred stock paid since the day to such shares were issued (the "Original Issuance Date") that were not also paid with respect to the common stock. If the assets and funds thus distributed among the holders of the Series B preferred stock shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the corporation legally available for such distribution shall be distributed among the holders of the Series B preferred stock in proportion to the shares of Series B preferred stock then held by them. After payment has been made to the holders of the Series A preferred stock and Series B preferred stock of full amounts as to which they shall be entitled as aforesaid, the holders of the common stock should be entitled to receive ratably all the remaining assets.

(b) for purposes of this paragraph 3, (i) a merger or consolidation of the corporation with or into any other corporation or corporations, or (ii) the merger of any other corporation or corporations into the corporation, as a result of which consolidation or merger (A) the shareholders of the corporation receive distributions in cash or securities of another corporation or corporations as a result of such consolidation or merger or (B) the shareholders of the corporation shall own less than fifty percent (50%) of the voting securities of the surviving corporation, or (iii) a sale of all or substantially all of the assets of the corporation, shall be treated as a liquidation, dissolution or winding up of the corporation

(c) any securities to be delivered to the holders of the Series B preferred stock pursuant to paragraph 3(b) below shall be valued as follows:

(i) If traded on a Securities Exchange, the value shall be deemed to be the average of the closing prices three (3) days prior to the closing;

(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices
(whichever  are applicable) over the 30-day period  ending  three
(3) days prior to the closing, and

(iii) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the corporation and the holders of the Series B preferred stock who would be entitled to receive such securities or the same type of securities and whose Series B preferred stock represents at least a majority voting power of all then outstanding shares of such series B preferred stock.

4. Conversion. The holders of the Series B preferred stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Series B preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the corporation or any transfer agent for the Series B preferred stock. Each share of Series B preferred stock shall be convertible into one (1) share of fully paid and nonassessable Common Stock,

(b) Mechanics of Conversion. Before any holder of Series B Preferred Stock shall be entitled to convert the same into full shares of common stock and receive certificates therefore, he or she shall surrender the certificate or certificates, duly endorsed, at the office of the corporation or of any transfer agent for the Series B Preferred Stock and shall give written notice to the corporation at such office that such holder elects to convert. The corporation shall issue certificates evidencing the shares of common stock issuable upon such conversion if the holder notifies the corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the corporation to indemnify the corporation from any loss incurred by it. The Corporation shall, as soon as practicable after such delivery, or such agreement of indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Series B preferred stock, a certificate or certificates for the number of shares of common stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable in lieu of conversion into fractional shares of Common Stock as set forth below. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Preferred Stock to be converted, and the person or persons entitled To receive the shares of common stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of common stock on such date.

(c) Fractional Shares. In lieu of any fractional shares to which the holder of Series B Preferred Stock would otherwise be entitled, the corporation shall pay cash equal to such a fraction multiplied by the fair market value of one share of common stock, as determined in the sole discretion of the board of directors of the corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series B Preferred Stock at the time converting and the number of shares of common stock issuable upon such aggregate conversion.

(d) No Impairment. The corporation will not through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the corporation, but will at all times in good faith assist in the carrying out of all the provisions of this paragraph 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Series B Preferred Stock against impairment. This provision shall not restrict the corporation's right to amend its Articles of Incorporation with the requisite shareholder consent.

(e) Notices of Record Date. In the event that the corporation shall propose at any time:

(i)  to  declare  any dividend or distribution  upon  its  Common
Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or no out of earnings or earned surplus;

(ii) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights;

(iii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock;
or

(iv) to merge or consolidate with or into any other corporation or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up;

then, in connection with each such event, the corporation shall send to the holders of the Series B Preferred Stock:

(A) at least 10 days' prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto and the amount and character of such dividend, distribution or right) or for determining rights to vote in respect of the matters referred to in (iii) and (iv) above; and

(B) in the case of the matters referred to in (iii) and (iv) above, at least 20 days' prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event or the record date for the determination of such holders if such record date is earlier).

Each such written notice shall be delivered personally or given by first class mail, postage prepaid, addressed to the holders of the Series B Preferred Stock at the address for each such holder as shown on the books of the corporation.

(f) Reservation of Stock Issuable Upon Conversion. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Series B Preferred Stock such number of shares of its Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred Stock, the corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(g) Reissuance of Converted or Contributed Shares. In case any shares of Series B Preferred Stock are converted into Common Stock pursuant to Section 4 hereof or contributed back to the corporation, after the Original Issue Date of such shares, all such shares so converted or contributed shall, upon such conversion or contribution, resume the status of authorized, but undesignated and unissued, shares of Preferred Stock.

5. Protective Provisions. In addition to any other right provided by law, so long as any Series B Preferred Stock shall be outstanding, this corporation shall not, without first obtaining the vote or written consent of the holders of not less than a majority of such outstanding shares of Series B Preferred Stock:

(a) amend or repeal any provision of, or add any provision to, this corporation's Articles of Incorporation or bylaws if such action would alter or change materially and adversely the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series B Preferred Stock;

(b) authorize or issue shares of any class or series of stock (or securities convertible into or exchangeable for such stock) having any rights, preferences or privileges superior to or on a parity with any such rights, preferences or privileges of the Series B Preferred Stock; or

(c) authorize a sale or transfer of all or substantially all of the assets of the corporation or a merger or consolidation of the corporation if, as a result of such merger or consolidation, the shareholders of the corporation shall own less than fifty percent (50%) of the voting securities of the surviving corporation.

IN WITNESS WHEREOF, Casino Airlink, Inc. has caused its corporate seal to be hereunto affixed and this certificate to be signed by William Forhan, its President and Secretary, and by Ellen Forhan, its Chief Financial Officer, this 11th day of December, 1996.

     By: /s/ William Forhan
     William Forhan, President and Secretary

By: /s/ Ellen Forhan
Ellen Forhan, Chief Financial Officer